
Mail Stop 4720

February 26, 2010

Mr. Dennis Boyle
Chief Financial Officer
Malvern Federal Bancorp, Inc.
42 E. Lancaster Avenue
Paoli, PA 19301

> **RE:** **Malvern Federal Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **File No. 001-34051**

Dear Mr. Boyle:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality – Allowance for Loan Losses, page 17

1.   We note your disclosure that you maintain your allowance for loan losses at a level believed to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate. We also note that your allowance as a percentage of gross loans has remained substantially the same over the last three

fiscal years despite the apparent deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets and net charge-offs and the decrease in the coverage ratio of the allowance to nonperforming loans over the same three-year period. Please revise your disclosure in future filings to more clearly bridge the gap between changes in the credit quality of your loan portfolio and the level of your allowance for loan losses. Include the following in your revised disclosures:

- Explain how you considered the significant deterioration in credit quality over recent periods as well as your exposure to certain higher-risk loans such as construction and development loans, second mortgages and home equity loans and lines of credit in your determination of the allowance;

- Explain how housing price depreciation and homeowners' loss of equity in the underlying collateral is taken into consideration when developing your allowance and discuss the basis for your assumptions about housing price depreciation;

- Describe the look-back period used for purposes of developing historical loss rates in determining the general reserve component of your allowance; and

- Explain how you consider the coverage ratio of the allowance to nonperforming loans when evaluating the appropriateness of the allowance for loan losses.

2.   Please revise your disclosure in your future filings to provide a robust discussion of how you measure impairment on impaired loans and other real estate owned. Include the following in your revised disclosures:

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether appraisal data is the sole source of your collateral valuations or whether you use multiple valuation approaches to determine the fair value of the underlying collateral. If multiple valuations approaches are used, describe the methods used and significant assumptions;

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those impaired loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief